CGSH Draft 10/11/00


                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. )

                      National Discount Brokers Group, Inc.
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                                Deutsche Bank AG
                                       and
                           Deutsche Acquisition Corp.
--------------------------------------------------------------------------------
                       (Name of Filing Persons (Offerors))


                          Common Stock, Par Value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   635646 102
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                           Deutsche Acquisition Corp.
                              c/o Deutsche Bank AG
                               31 West 52nd Street
                            New York, New York 10019
                           Attention: General Counsel
                                 (212) 469-5000

                                   Copies to:

                            Daniel S. Sternberg, Esq.
                             William A. Groll, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000

                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)


--------------------------------------------------------------------------------
                            Calculation of Filing Fee
--------------------------------------------------------------------------------
      Transaction Valuation                           Amount of Filing Fee
         Not Applicable                                  Not Applicable
--------------------------------------------------------------------------------
[ ]  Check the box if any part of the fee is offset as provided by Rule 0-11 (a)
     (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


  Amount Previously Paid: Not Applicable          Filing Party: Not Applicable
  Form or Registration No.: Not Applicable        Date Filed: Not Applicable

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [X]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.
   Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

Press Release                                                      Deutsche Bank

CONTACTS:   For Deutsche Bank AG:     For National Discount Brokers Group, Inc.:
            Rohini Pragasam           Richard Tauberman
            Deutsche Bank             The MWW Group
            212-469-4516              201-964-2408
            rohini.pragasam@db.com    rtauberman@mww.com

Deutsche Bank AG Reaches Agreement to Acquire National Discount Brokers Group, Inc.

Combined Firm to Become Top-5 NASDAQ Market Maker, Leading Online Retail
Brokerage

                 **********************************************

Deutsche Bank AG ("Deutsche Bank") and National Discount Brokers Group, Inc. ("NDB") today announced the signing of a definitive merger agreement under which Deutsche Bank will acquire the 84% of the outstanding shares of NDB that it does not currently own for $49.00 per share in cash. In the first half of 2000, Deutsche Bank acquired approximately 16% of NDB. The acquisition, which was unanimously approved by Deutsche Bank's Board of Managing Directors and, except for the Deutsche Bank representative who did not participate in the meeting, by NDB's Board of Directors, will provide Deutsche Bank with access to one of the largest NASDAQ market making platforms and a first class online brokerage business in National Discount Brokers Corporation/NDB.com ("NDB.com").

NDB is an S&P 600 Small Cap Index company which engages in three areas of business through three wholly-owned subsidiaries: NDB Capital Markets L.P. ("NDB Capital Markets"), established in 1968, a market maker in over 4,000 NASDAQ and other OTC securities; NDB.com, a leading online broker; and Millenium Clearing Company, L.L.C., a securities clearing operation scheduled to begin operation in 2001. NDB has one of the industry's preeminent management teams, led by Arthur Kontos, President and CEO. Commenting on the transaction, Mr. Kontos said, "By partnering with Deutsche Bank, NDB will be able to leverage the global expertise and financial strength of an industry leader. Deutsche Bank has an unparalleled breadth of banking and equity markets experience, and we look forward to working together to capitalize on the opportunities ahead and to grow our businesses."

For Deutsche Bank, the transaction marks an important step toward enhancing its global equities capabilities. Upon the successful completion of the transaction, Deutsche Bank will make markets in more than 4,000 NASDAQ and OTC securities and will be by volume one of the five largest NASDAQ market makers. Deutsche Bank will also benefit from NDB's trading technology platform, generating significant synergies through the internalization of order flow.

The companies expect to realize significant cost synergies by combining their U.S. clearing and settlement operations and achieving far greater scale. Revenue synergies are expected to be generated by internalizing order flow and from greater retail market penetration resulting from the addition of NDB's online brokerage operation to Deutsche Bank's U.S. and European retail platforms. In terms of global distribution, Deutsche Bank's capital raising activities and leadership in Europe's fast-growing capital markets can now be placed at the service of a U.S. retail customer base.

The transaction also provides the opportunity to combine two complementary online brokerage operations. NDB.com, recently ranked #1 in Barron's Best of Online Brokers survey in 2000, has 268,900 customer accounts and $11.2 billion in customer assets. Deutsche Bank's online brokerage, Brokerage 24, is already a leading brokerage in Europe. Combined, the two companies will offer customers unique access to the world's equity markets. NDB's online brokerage strength complements Deutsche Bank's already successful Deutsche Banc Alex. Brown Private Client Group by offering an additional retail distribution channel for the Firm's financial products.

Edson Mitchell, Member of the Deutsche Bank's Board of Managing Directors responsible for Global Markets and Global Equities, remarked, "This transaction marks a quantum leap forward in our equities platform and provides wonderful benefits for both parties. The combination of Deutsche Bank's global equities distribution, NDB's trading platform and the experience of NDB's management team is a powerful force in global equities."

Based on current earnings estimates, the transaction is expected to be slightly accretive to 2001 earnings, including modest synergies.

The merger agreement calls for Deutsche Bank to commence a tender offer to purchase all outstanding NDB shares promptly. Any shares not purchased in the offer would be converted into $49.00 per share in cash in a merger of NDB with a subsidiary of Deutsche Bank. The transaction, which is expected to close before year-end, is subject to a number of conditions, including the approval of Deutsche Bank's Supervisory Board, various regulatory approvals and other customary closing conditions. Certain shareholders of NDB (other than Deutsche
Bank), holding in the aggregate approximately 29% of the outstanding shares, have agreed to tender their shares pursuant to Deutsche Bank's offer.

Credit Suisse First Boston Corporation and U.S. Bancorp Piper Jaffray Inc. advised NDB.

About Deutsche Bank

With Euro 925 billion in assets as of June 30, 2000 and approximately 90,000 employees, Deutsche Bank offers its clients unparalleled financial services throughout the world. It ranks among the leaders in asset management, capital markets, corporate finance, custody, cash management and private banking. Deutsche Bank is divided into five major business units: Global Corporates and Institutions, Global Technology and Services, Asset Management, Corporates and Real Estate and Private and Retail Banking. In June 1999, Deutsche Bank acquired Bankers Trust. Deutsche Bank's global corporates and institutions division is a premier global investment bank, ranked among the top 3 firms of the industry by revenues. Deutsche Bank provides a fully integrated investment and wholesale banking service to corporate clients from its main centers in Frankfurt, London, New York, Baltimore, Tokyo, Singapore, Hong Kong and Sydney, as well as its regional offices around the globe. The keys to the Bank's success remain constant: customer focus, the spirit of innovation, a broad range of product skills combined with technological power and financial strength delivered by highly skilled professionals.

About NDB

Headquartered in Jersey City, New Jersey, National Discount Brokers Group, Inc., is an S&P 600 Small Cap Index company, which engages in three areas of business through three wholly-owned subsidiaries: NDB Capital Markets, established in 1968, a market maker in over 4,000 NASDAQ and other OTC securities; NDB.com, a leading online broker; and Millenium Clearing Company L.L.C., NDB's securities clearing operation which is scheduled to begin operation in 2001. NDB.com, which in March 2000 was ranked #1 in the Barron's annual Best of Online Brokers survey, on August 31, 2000 had 268,900 accounts, with assets of $11.2 billion. For the fiscal year ended May 31, 2000, AutEx ranked NDB Capital Markets the seventh largest Nasdaq/OTC market maker in the United States in terms of share volume. The Company and its subsidiaries have offices in Jersey City, Los Angeles, Chicago, Denver and Boston. Customers can access National Discount Brokers at , via the PowerBroker automated touch-tone telephone system (1-800-631-8884), or by calling live representatives at 1-800-4-1-PRICE. Information about National Discount Brokers Group, Inc. and its subsidiaries, as well as Investor Relations information, may be found at the Company's website at http://www.ndbgroup.com.

Safe Harbor
Statements made in this press release constitute forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties. These forward-looking statements generally are accompanied by words such as "intend", "anticipate", "believe", "estimate", "expect", "should" or similar expressions. It should be understood that these forward-looking statements are subject to a number of assumptions, risks and uncertainties, that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. NDB's operations are subject to a number of risk-factors, which may cause actual results to vary materially from those anticipated in the forward-looking statements. These uncertainties and risks include changes in laws, rules or regulations, customer growth at NDB.com, and the ability of software and hardware to be modified to perform the services required by the agreement. Risks also include unplanned expense increases, due among other things to unplanned expenditures for software, hardware and marketing alliances, and other risks. NDB's SEC filings, as updated from time to time, contain important information identifying a number of these risk factors. Any forward-looking statements should be evaluated in light of these important factors. This information can be found under the heading "Management Discussion and Analysis of Financial Conditions and Results of Operations" in NDB's Annual Report for the year ended May 31, 2000 on Form 10-K filed with the SEC.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of NDB. At the time Deutsche Bank commences its offer, it will file a Tender Offer Statement with the U.S. Securities and Exchange Commission and NDB will file a Solicitation/Recommendation Statement with respect to the offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement will be made available to all shareholders of NDB, at no expense to them. The Tender Offer Statement (including the Offer to Purchase, the related Letter of Transmittal and all other offer documents filed with the Commission) and the Solicitation/Recommendation Statement will also be available for free at the Commission's website at www.sec.gov.